--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                            EXCEL LEGACY CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                             PRICE ENTERPRISES, INC.
                        (NAME OF FILING PERSON (OFFEROR))


       9% CONVERTIBLE REDEEMABLE SUBORDINATED SECURED DEBENTURES DUE 2004
                  10% SENIOR REDEEMABLE SECURED NOTES DUE 2004
                        (TITLES OF CLASSES OF SECURITIES)

                             300665AA4 (DEBENTURES)
                                300665AB2 (NOTES)
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)


                                  GARY B. SABIN
                             CHIEF EXECUTIVE OFFICER
                             PRICE ENTERPRISES, INC.
                     17140 BERNARDO CENTER DRIVE, SUITE 300
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 675-9400
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                COMMUNICATIONS ON BEHALF OF THE FILING PERSON(S))

                                   COPIES TO:

    SCOTT N. WOLFE, ESQ.                            SIMON M. LORNE, ESQ.
    CRAIG M. GARNER, ESQ.                            MARY ANN LYMAN, ESQ.
      LATHAM & WATKINS                              MUNGER TOLLES & OLSON LLP
12636 HIGH BLUFF DRIVE, SUITE 300             355 SOUTH GRAND AVENUE, 35TH FLOOR
   SAN DIEGO, CALIFORNIA 92130                   LOS ANGELES, CALIFORNIA 90071
         (858) 523-5400                                 (213) 683-9100

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x] third-party tender offer              [ ] going private transaction
    subject to Rule 14d-1                     subject to Rule 13e-3
[ ] issuer tender offer                   [ ] amendment to Schedule 13D
    subject to Rule 13e-4                     under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

     This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the offer by Price Enterprises, Inc., a Maryland corporation ("Enterprises"), to exchange shares of its 8 3/4% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share (the "Enterprises Series A Preferred Stock"), for all outstanding 9% Convertible Redeemable Subordinated Secured Debentures due 2004 (the "Legacy Debentures") and 10% Senior Redeemable Secured Notes due 2004 (the "Legacy Notes") of Excel Legacy Corporation, a Delaware corporation ("Legacy"), upon the terms and subject to the conditions set forth in the Consent Solicitation Statement/Prospectus dated August 7, 2001 and in the related consent and letter of transmittal (which, as amended or supplemented from time to time, together constitute the "Exchange Offer"). The Legacy Debentures and Legacy Notes will be valued at par and the Enterprises Series A Preferred Stock will be valued at $15.00 per share for purposes of the Exchange Offer, and each $1,000 in principal amount of Legacy Debentures and Legacy Notes tendered will be exchanged for 66.67 shares of the Enterprises Series A Preferred Stock.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     Item 3 is amended and supplemented to include the following information:

     Each person listed under General Instruction C to Schedule TO is a citizen of the United States.

     Neither Enterprises, Legacy nor, to the best of Enterprises' knowledge, any of Enterprises' or Legacy's executive officers and directors, has been convicted of a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Neither Enterprises, Legacy nor, to the best of Enterprises' knowledge, any of Enterprises' or Legacy's executive officers and directors, has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.  TERMS OF THE TRANSACTION.

     The Consent Solicitation Statement/Prospectus and the related consent and letter of transmittal, copies of which were previously filed with this Schedule TO as Exhibits (a)(4) and (a)(1)(i), respectively, are hereby amended as follows in response to Item 4 of this Tender Offer Statement on Schedule TO:

     The answer to the question "Can I change my mind after I tender my Legacy debentures and Legacy notes and deliver my consent?" in the "Questions and Answers About the Transactions" section of the Consent Solicitation Statement/Prospectus is deleted and the following is inserted in lieu thereof:

         "A: Yes. You may withdraw tenders of your Legacy debentures and Legacy notes and revoke your consent any time on or prior to the expiration date. In addition, unless Enterprises has already accepted your tendered Legacy debentures and Legacy notes for exchange, you may withdraw your tendered Legacy debentures and Legacy notes and revoke your consent at any time after October 9, 2001."

     The first paragraph under the heading "The Exchange Offer and Consent Solicitation--Withdrawal of Tendered Legacy Debentures and Legacy Notes and Revocation of Consents" in the Consent Solicitation Statement/Prospectus is deleted and the following is inserted in lieu thereof:

         "You may withdraw tenders of Legacy debentures and Legacy notes and revoke your consent at any time on or prior to the expiration date, but the exchange offer consideration will not be payable on withdrawn Legacy debentures and Legacy notes. In addition, unless Enterprises has already accepted your tendered Legacy debentures and Legacy notes for exchange, you may withdraw your tendered Legacy debentures and Legacy notes and revoke your consent at any time after October 9, 2001."

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 5 is amended and supplemented to include the following information:

     The information set forth in the section entitled "Information about Enterprises" of the Consent Solicitation Statement/Prospectus is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Consent Solicitation Statement/Prospectus and the related consent and letter of transmittal, copies of which were previously filed with this Schedule TO as Exhibits (a)(4) and (a)(1)(i), respectively, are hereby amended as follows in response to Item 7 of this Tender Offer Statement on Schedule TO:

     The first paragraph under the heading "The Exchange Offer and Consent Solicitation--General" in the Consent Solicitation Statement/Prospectus is deleted and the following is inserted in lieu thereof:

         "Enterprises is offering to exchange shares of Enterprises Series A preferred stock for all outstanding Legacy debentures and Legacy notes. If holders of all of the Legacy debentures and Legacy notes accept the exchange offer, Enterprises will issue approximately 3,420,636 shares of Enterprises Series A preferred stock and will pay approximately $500,000 for accrued and unpaid interest and expenses from its cash assets. The Legacy debentures and Legacy notes acquired in the exchange offer will be cancelled."

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The Consent Solicitation Statement/Prospectus and the related consent and letter of transmittal, copies of which were previously filed with this Schedule TO as Exhibits (a)(4) and (a)(1)(i), respectively, are hereby amended as follows in response to Item 8 of this Tender Offer Statement on Schedule TO:

     The last sentence of the third paragraph under the heading "The Exchange Offer and Consent Solicitation--Required Consents" in the Consent Solicitation Statement/Prospectus is deleted and the following is inserted in lieu thereof:

         "As of August 3, 2001, none of Enterprises' or Legacy's directors, executive officers or affiliates beneficially owned any Legacy debentures or Legacy notes, other than: James F. Cahill who beneficially owned approximately $0.5 million in principal amount of Legacy debentures, representing approximately 1.4% of the outstanding principal amount of Legacy debentures, and approximately $0.3 million in principal amount of Legacy notes, representing approximately 1.4% of the outstanding principal amount of Legacy notes; Murray Galinson who beneficially owned approximately $0.4 million in principal amount of Legacy debentures, representing approximately 1.1% of the outstanding principal amount of Legacy debentures, and approximately $0.2 million in principal amount of Legacy notes, representing approximately 1.1% of the outstanding principal amount of Legacy notes; and Jack McGrory who beneficially owned approximately $0.1 million in principal amount of Legacy debentures, representing approximately 0.4% of the outstanding principal amount of Legacy debentures, and approximately $0.1 million in principal amount of Legacy notes, representing approximately 0.4% of the outstanding principal amount of Legacy notes. Enterprises and Legacy have been advised that James
     F. Cahill, Murray Galinson and Jack McGrory intend to exchange their Legacy debentures and Legacy notes in the exchange offer."

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 23, 2001                       PRICE ENTERPRISES, INC.


                                             By: /s/ JAMES Y. NAKAGAWA
                                                 -------------------------------
                                                 Name:  James Y. Nakagawa
                                                 Title: Chief Financial Officer